Issuer Free Writing Prospectus

Filed by: Universal Corporation

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-155639

Final Term Sheet Dated November 16, 2009

Universal Corporation

$100,000,000

6.250% Senior Notes due 2014

Issuer:	Universal Corporation

Common stock symbol:	UVV

Ratings*:	Ba2 (stable) by Moody’s / BBB- (stable) by S&P

Size:	$100,000,000

Maturity Date:	December 1, 2014

Coupon (Interest Rate):	6.250%

Yield to Maturity:	6.436%

Spread to Benchmark Treasury:	+425 basis points

Price to Public:	99.208%

Benchmark Treasury:	2.375% due October 31, 2014

Benchmark Treasury Price and Yield:	100-28 1/4 yielding 2.186%

Interest Payment Dates:	December 1 and June 1, beginning June 1, 2010

Make Whole Call:	Treasury Rate plus 50 basis points

Trade Date:	November 16, 2009

Settlement Date:	November 19, 2009 (T+3)

CUSIP / ISIN:	913456 AG4 / US913456AG47

Security Type:	SEC Registered

Sole Bookrunning Manager:	Deutsche Bank Securities Inc.

Co-Managers:	J.P. Morgan Securities Inc., KeyBanc Capital Markets Inc., RBS Securities Inc. and SunTrust Robinson Humphrey, Inc.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

*An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.